                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549



                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1999

                          Commission File Number 1-1969


                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

                            (Full title of the Plan)


                              CERIDIAN CORPORATION
                            (A Delaware Corporation)
                           3311 East Old Shakopee Road
                              Minneapolis, MN 55425

             (Name and address of principal executive office of the
               issuer of the securities held pursuant to the Plan)


              8100 34th Avenue South, Minneapolis, Minnesota 55425

             (Former name, former address and former fiscal year if
                           changed from last report)


                  IRS Employer Identification Number 52-0278528

                              CERIDIAN CORPORATION
                           SAVINGS AND INVESTMENT PLAN


INDEX TO FINANCIAL STATEMENTS, SCHEDULES, AND EXHIBITS


FINANCIAL STATEMENTS                                                              PAGE NUMBER

Independent Auditors' Report                                                           2

Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998       3

Statements of Changes in Net Assets Available for
  Benefits for the Years Ended December 31, 1999 and 1998                              4

Notes to Financial Statements -
     December 31, 1999 and 1998                                                        5


SUPPLEMENTAL SCHEDULE

Schedule 1 - Schedule of Assets Held for Investment Purposes
             at End of Year December 31, 1999                                          9


SIGNATURE                                                                             10


EXHIBITS

Exhibit Index                                                                         11

Exhibit 23.01 - Consent of Independent Auditors

Exhibit 99.01 - Ninth Declaration of Amendment

Exhibit 99.02 - Tenth Declaration of Amendment

Exhibit 99.03 - Eleventh Declaration of Amendment

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Savings and Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Minneapolis, Minnesota
June 16, 2000

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 1999 and 1998
                             (Dollars in thousands)

                                                     1999                             1998
                                             ---------------------            ---------------------
Investments:
         Ceridian Corporation
              Common Stock                    $             7,174             $              4,449

         T. Rowe Price Funds                               85,349                           59,867

         Loans receivable
             from participants                              1,657                            1,304
                                             ---------------------            ---------------------

Total investments                                          94,180                           65,620

Cash                                                           57                               77

Employer contributions receivable                             901                            3,716

                                             ---------------------            ---------------------

Net assets available for benefits            $             95,138             $             69,413
                                             =====================            =====================


See accompanying notes to financial statements.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1999 and 1998
                             (Dollars in thousands)

                                                                                    1999                        1998
                                                                           -----------------------     ------------------------
Additions:
        Additions to net assets attributed to:
               Net appreciation (depreciation) on fair value of
               investments including realized gains (losses)                       $        3,418               $       1,951
               Interest                                                                       100                          83
               Dividends                                                                    5,412                       3,567
                                                                           -----------------------     ------------------------

                                                                                            8,930                       5,601

        Contributions:
               Participant                                                                 17,985                      13,808
               Employer                                                                     5,829                       5,874
                                                                           -----------------------     ------------------------

                                                                                           23,814                      19,682
                                                                           -----------------------     ------------------------

               Total additions                                                             32,744                      25,283

Deductions:
        Benefits paid to participants                                                      14,922                      12,247
                                                                           -----------------------     ------------------------

Net increase (decrease) before transfers                                                   17,822                      13,036

        Net transfers (to) from other plans                                                 7,903                      (3,722)
                                                                           -----------------------     ------------------------

Increase (Decrease) in net assets available for benefits                                   25,725                       9,314

Net assets available for benefits:
        Beginning of year                                                                  69,413                      60,099
                                                                           -----------------------     ------------------------
        End of year                                                                $       95,138               $      69,413
                                                                           =======================     ========================

See accompanying notes to financial statements.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 1998

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION AND USE OF ESTIMATES

                  The accompanying financial statements of the Ceridian Corporation Savings and Investment Plan, as amended (the "Plan"), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         (b)      CUSTODIAN OF INVESTMENTS

                  Under the terms of a trust agreement between T. Rowe Price Trust Company (the "Trustee") and Ceridian Corporation (the "Company"), the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company's Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker's blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

         (c)      INVESTMENTS

                  Investments are stated at their approximate fair value. Investments in the Company's common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

         (d)      COSTS AND EXPENSES

                  Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan ("Adopting Affiliates").

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 1998

 (2)     DESCRIPTION OF THE PLAN

         The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code, which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. The Plan was initiated on January 1, 1995 for the benefit of employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system but are not participants in any qualified defined benefit retirement plan maintained by the Company. The terms of the Plan are intended to be similar to the terms of the Ceridian Corporation Personal Investment Plan, except that the Plan provides for a higher level of employer matching contributions in lieu of participation in a defined benefit plan, and the Plan provides for vesting over a five-year period of Company performance-based matching contributions. Eligible employees who were participants in the Ceridian Corporation Personal Investment Plan became participants in this Plan at its initiation. The Plan is administered by the Company through its Director of Employee Benefits and its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(3)      PARTICIPANT ACCOUNTS AND VESTING

         The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contributions and allocations of any employer contributions and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their pretax contributions and employer basic matching contributions, plus actual earnings thereon. A participant whose employment terminated before his or her normal retirement date (age 65) for reasons other than death or disability will acquire a vested interest in performance-based matching contributions by the Company and Adopting Affiliates in accordance with the following schedule:

                        Years of Employment                  Vested Interest
             -------------------------------------------     -----------------
             Less than 2 years                                   0%
             2 years                                            40%
             3 years                                            60%
             4 years                                            80%
             5 or more years                                   100%

         Any forfeitures of unvested interests will be used to reduce the obligation of the Company and Adopting Affiliates to make future performance-based matching contributions. Forfeitures were used to reduce employer contributions by $820,000 in 1999 and $103,000 in 1998.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 1998

(4)      CONTRIBUTIONS

         Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations. During 1999 and 1998, the Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation. The Internal Revenue Code limited the total salary deferral contributions of any participant year to $10,000, and provided that no participant may make salary deferral contributions to the Plan from pay in excess of $160,000 for 1999 and 1998. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. The Company and Adopting Affiliates made basic monthly matching contributions totaling $4,928,000 for 1999 and $2,158,000 for 1998 and declared a year-end performance matching contributions of $901,000 and $3,716,000 for the respective years. The basic monthly matching contributions were determined on the basis of 50% for 1999 and 25% for 1998 of a participant's salary deferral contributions, up to a maximum of 6% of eligible compensation, and did not require the satisfaction of performance criteria. The year-end performance-based matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 30% for 1999 and 50% for 1998 of a participant's salary deferral contributions during the year, up to a maximum of 6% of eligible compensation, for participants who were employees on the last day of the respective years.

(5)      WITHDRAWALS

         Participants who are still employed by the Company or one its Adopting Affiliates may only withdraw from their Plan account for "financial hardship," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)      LOANS

         Participants may borrow up to 50% of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 1998

 (7)     INCOME TAX STATUS

         The Plan received a favorable determination letter regarding the Plan's tax qualification dated May 8, 1997 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. The Company believes the Plan continues to operate in compliance with the applicable requirements of the Internal Revenue Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan, generally are not taxable until distributed or withdrawn.

 (8)     PARTY-IN-INTEREST

         The Trustee is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

 (9)     NET TRANSFERS TO OTHER PLANS

         Net transfers from other plans of $7,903,000 in 1999 are due to the transfer in of the accounts of participants of a predecessor plan of the Company's Comdata subsidiary. Net transfers to other plans of $3,722,000 in 1998 are principally due to the transfer out of the Plan of the accounts of participants from the Company's Resumix, Inc. subsidiary, which was sold during that year.

(10)     INVESTMENTS

         The following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1999 and 1998 (dollars in thousands):

         ----------------------------------------------------------------
                                                  1999              1998
                                                  ----              ----
         Ceridian Stock                        $ 7,174           $ 4,449
         New Horizons Fund                      15,053            11,569
         International Stock Fund                7,707             5,067
         Capital Appreciation Fund               5,147             4,601
         Equity Index 500 Fund                  15,867             4,716
         Balanced Fund                           8,942             5,324
         Equity Income Fund                     12,902            12,221
         Small-Cap Value Fund                    5,948             5,180
         Summit Cash Reserves Fund              11,676             9,252
         ----------------------------------------------------------------

                                                              Schedule 1

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 1999

                                                    Shares or                          Fair Market
Description                                        Face Value           Cost              Value
---------------------------------------------    ----------------  ---------------  -------------------
Ceridian Corporation Common Stock             *          332,703      $ 7,083,452          $ 7,173,914


T. Rowe Price New Horizons Fund              **          546,779       12,305,569           15,052,829

T. Rowe Price International Stock Fund       **          404,970        5,908,729            7,706,578

T. Rowe Price Capital Appreciation Fund      **          411,437        5,795,413            5,147,078

T. Rowe Price Equity Index 500 Fund          **          401,096       13,582,801           15,867,366

T. Rowe Price New Income Fund                **          258,396        2,248,367            2,108,511

T. Rowe Price Balanced Fund                  **          454,141        7,722,544            8,942,038

T. Rowe Price Equity Income Fund             **          520,017       12,796,513           12,901,613

T. Rowe Price Small-Cap Value Fund           **          337,549        6,628,497            5,947,614

T. Rowe Price Summit Cash Reserve            **       11,675,661       11,675,661           11,675,661

Loans Receivable from Participants
(Range of interest rates 7.75.0% to 9.50%)                              1,656,751            1,656,751

                                                                   ===============  ===================
                                                                      $87,404,297          $94,179,953
                                                                   ===============  ===================

 *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price Trust Company, which is a party-in-interest.

See Independent Auditors' Report

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       CERIDIAN CORPORATION
                                       SAVINGS AND INVESTMENT PLAN


Date: June 26, 2000
                            By: Ceridian Corporation
                                  its Named Fiduciary

                            By:  /s/ J. H. Grierson
                                 ---------------------------------
                                     John H. Grierson
                                     Vice President and Treasurer

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION                                                CODE

23.01             Consent of Independent Auditors                              E

99.01             Ceridian Corporation Saving and Investment Plan -
                  Ninth Declaration of Amendment                              E

99.02             Ceridian Corporation Saving and Investment Plan -
                  Tenth Declaration of Amendment                              E

99.03             Ceridian Corporation Saving and Investment Plan -
                  Eleventh Declaration of Amendment                            E

Legend:   (E)   Electronic Filing